NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

Three and nine month periods ended September 30, 2009 and 2008

(Expressed in United States Dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Interim Consolidated Balance Sheets (Expressed in United States dollars)
	September 30, 2009 Unaudited	December 31, 2008

Assets

Current assets:
Cash and cash equivalents	$26,841,529	$40,655,348
Short-term investments	827,496	290,969
Accounts receivable and prepaids	1,413,847	1,841,612
Inventory	1,210,880	207,290

Property, plant and equipment (note 4)	97,602,363	43,394,916

	$127,896,115	$86,390,135

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$10,574,389	$10,312,079
	10,574,389

Minority interest related amounts (note 5)	81,346,683	38,530,955

Shareholders’ equity:
Share capital (note 6)	240,520,787	240,421,472
Contributed surplus	13,449,659	12,484,114
Accumulated other comprehensive income	581,639	-
Deficit	(218,577,042)	(215,358,485)
	35,975,043	37,547,101
	$127,896,115	$86,390,135

Adoption of new accounting standards (note 2)

Subsequent event (note 10)

See accompanying notes to interim consolidated financial statements

Approved on behalf of the Board:

“R. Stuart Angus”	Director	“Robert J. Gayton”	Director
R. Stuart Angus		Robert J. Gayton

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Operations and Other Comprehensive Income (Loss) Unaudited (Expressed in United States dollars)
Three months ended September 30			Nine months ended September 30
	2009	2008	2009	2008

Operating costs and expenses
Depreciation and amortization	$1,396	$2,821	$3,987	$7,917
General and administrative	1,034,999	1,111,240	2,837,497	3,548,752
Loss from operations	(1,036,395)	(1,114,061)	(2,841,484)	(3,556,669)

Interest income	4,168	275,522	27,531	761,368
Foreign exchange loss	(101,943)	(4,099)	(515,392)	(6,410)
Interest expense	(63,573)	-	(63,573)	-
Other income and expenses	181,332	(583)	174,361	(12,161)
Loss from continuing operations	(1,016,411)	(843,221)	(3,218,557)	(2,813,872)

Income from discontinued operations (note 7)	-	-	-	1,975,283

Loss for the period	(1,016,411)	(843,221)	(3,218,557)	(838,589)

Other comprehensive income (loss)	103,764	(572,196)	581,639	(1,333,419)

Comprehensive loss	$(912,647)	$(1,415,417)	$(2,636,918)	$(2,172,008)

Weighted average number of common shares outstanding	128,304,648	128,178,126	128,294,487	128,012,023

Basic and diluted loss per share from continuing operations	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Basic and diluted income per share from discontinued operations	$-	$-	$-	$0.02

Basic and diluted loss loss per share	$(0.01)	$(0.01)	$(0.03)	$-

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Cash Flows Unaudited (Expressed in United States dollars)
Three months ended September 30			Nine months ended September 30
	2009	2008	2009	2008
Cash provided by (used for):

Operations:
Loss from continuing operations	$(1,016,411)	$(843,221)	$(3,218,557)	$(2,813,872)
Items not involving the use of cash
Depreciation and amortization	1,396	2,821	3,987	7,917
Stock based compensation	372,147	421,642	910,579	1,193,618
Impairment of short term investment	-	-	45,112	-
Interest Expense	63,573	-	63,573	-
Loss on sale of short term investments	-	-	-	11,294
Loss on disposal of assets	1,664	583	1,664	867
Changes in non-cash operating capital:
Accounts receivable and prepaids	(111,311)	77,867	(189,094)	63,642
Inventories	-	-	-	99,279
Accounts payable and accrued liabilities	(56,605)	(78,539)	(72,787)	(772,652)
	(745,547)	(418,847)	(2,455,523)	(2,209,907)
Investments:
Proceeds on disposal of Ghana property	-	3,042,411	-	3,042,411
Short-term investments sales proceeds	-	-	-	31,832
Proceeds on reduction of Bisha property interest	-	-	-	25,000,000
Expenditures on property, plant and equipment	(21,705,972)	(14,344,043)	(53,168,489)	(26,034,430)
Changes in non-cash working capital related to investing activities	2,807,181	(1,857,996)	(115,207)	161,746
	(18,898,791)	(13,159,628)	(53,283,696)	2,201,559
Financing:
Loan proceeds from minority interest	20,000,000	-	20,000,000	-
Advances by minority interest	11,860,000	2,500,000	21,860,000	9,835,000
Issuance of common shares, net of issue costs	65,400	7,406	65,400	32,923
	31,925,400	2,507,406	41,925,400	9,867,923
Increase (decrease) in cash and cash equivalents from continuing operations	12,281,062	(11,071,069)	(13,813,819)	9,859,575
Increase in cash and cash equivalents from discontinued operations (note 7)	-		-	16,791,323
Increase (decrease) in cash and cash equivalents	12,281,062	(11,071,069)	(13,813,819)	26,650,898
Cash and cash equivalents, beginning of period	14,560,467	58,183,957	40,655,348	20,461,990
Cash and cash equivalents, end of period	$26,841,529	$47,112,888	$26,841,529	$47,112,888

Non-cash investing and financing transactions
Reclassification of contributed surplus to share capital upon exercise of shares	33,915	-	33,915	14,648
Amortization capitalized to property, plant and equipment	198,934	43,858	455,357	107,395
Stock based compensation capitalized to property, plant and equipment	42,450	26,071	88,881	107,663
Interest capitalized to property, plant and equipment	470,726	-	955,728	-
Shares for debt	-	-	-	362,717
Loss on disposal of assets capitalized to property, plant and equipment	-	63,785	-	63,785

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD. Interim Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in United States dollars)
	Number of shares	Share capital (note 6)	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit
December 31, 2007	127,864,322	239,997,257	10,544,616	(230,244)	(209,672,274)

Exercise of options	15,000	25,517	-	-	-
Transfer to share capital on exercise of options	-	14,648	(14,648)	-	-
Shares for debt	290,000	362,717	-	-	-
Stock based compensation	-	-	853,568	-	-
Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(770,934)	-
Realized loss on available- for-sale investments (net of tax)	-	-	-	9,711	-
Income for the six months	-	-	-	-	4,633
June 30, 2008	128,169,322	240,400,139	11,383,536	(991,467)	(209,667,641)

Exercise of options	10,000	7,406	-	-	-
Stock based compensation	-	-	447,711	-	-
Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(572,196)	-
Loss for the three months	-	-	-	-	(843,221)
September 30, 2008	128,179,322	$240,407,545	$11,831,247	$(1,563,663)	$(210,510,862)

Exercise of options	110,000	13,927		-	-
Stock based compensation	-	-	652,867	-	-
Unrealized loss on available-for-sale investments	-	-	-	(874,601)	-
Impairment of available - for- sale investments (net of tax)	-	-	-	2,438,264	-
Realized loss on available-for-sale investments (net of tax)	-	-	-	-	-
Loss for the three months	-	-	-	-	(4,847,623)
December 31,2008	128,289,322	240,421,472	12,484,114	-	(215,358,485)

Stock based compensation	-	-	584,863	-	-
Unrealized gain on available-for-sale investments (net of tax)	-	-	-	432,763	-
Impairment of available- for-sale investments (net of tax)	-	-	-	45,112	-
Loss for the three months	-	-	-	-	(2,202,146)
June 30, 2009	128,289,322	$240,421,472	$13,068,977	$477,875	$(217,560,631)

Exercise of options	55,000	65,400	-	-	-
Transfer to share capital on exercise of options	-	33,915	(33,915)	-	-
Stock based compensation	-	-	414,597	-	-
Unrealized gain on available-for-sale investments (net of tax)	-	-	-	103,764	-
Loss for the three months	-	-	-	-	(1,016,411)
September 30, 2009	128,344,322	$240,520,787	$13,449,659	$581,639	$(218,577,042)

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Nine month period ended September 30, 2009

1. Nature of business and basis of presentation:
Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mineral property exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are entirely dependent upon the availability of the necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many are beyond its control.

Other than the adoption of new accounting standards described in note 2, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles of the results for the interim periods presented.

2. Adoption of new accounting standards:

The Canadian Institute of Chartered Accountants (CICA) adopted International Financial Reporting Standards (IFRS) for implementation on January 1, 2011.  The Company will adopt IFRS one year in advance of the date announced by the CICA.  Management is evaluating the impact of adopting these new standards on the Company’s financial position and results of operations.

3. Financial instruments and risk management:
The Company entered into a loan agreement with ENAMCO (note 5(b)) during the period ended September 30, 2009. Entry into this agreement impacted the following financial risk factors:

(a)

Liquidity risk:

The contractual financial liabilities of the Company as of September 30, 2009 equal $66,921,072.  The undiscounted cash flows of the liabilities equal their contractual amounts.  All of the liabilities presented as accounts payable and accrued liabilities are due within six months of September 30, 2009.  The ENAMCO loan principal is scheduled for repayment over six semi-annual payments commencing on January 10, 2011.  Advances by minority interest are not callable and are without fixed repayment terms.

(b) Market risk:
(i) Interest rate risk The loan incurs interest at a rate of six month US LIBOR + 7% and, as a result, interest expense fluctuates with the changes in LIBOR.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Nine month period ended September 30, 2009

Property, plant & equipment:
	September 30, 2009	December 31, 2008
Mineral properties	$610,337	$507,800
Construction-in-progress	92,109,321	41,666,869
Plant and equipment at cost less accumulated amortization of $1,182,511 (2008 - $733,929)	4,882,705	1,220,247
	$97,602,363	$43,394,916

The Company’s mineral properties are located in western Eritrea, a country located in the northeast part of Africa. The properties consist of a 94.5 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-copper-zinc Bisha project was granted in 2008 for an initial period of 20 years. The Eritrean state participation in the Bisha project is described below in note 5(a).

Development of the Bisha mine commenced in early 2008 and is scheduled for production in the second half of  2010. Upon production, Nevsun’s interest in the Bisha mine is subject to a 1.5% net smelter return royalty in favour of an arms-length third party.

5. Minority interest related amounts:
	September 30, 2009	December 31, 2008
Deferred credit (a)	$25,000,000	$25,000,000
Loan (b)	20,000,000	-
Advances by minority interest (c)	36,346,683	13,530,955
	$81,346,683	$38,530,955

(a)

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit.

(b)

On August 18, 2009 the Company and ENAMCO entered into a loan agreement with ENAMCO advancing $20,000,000 to Nevsun to fund additional working capital. The loan incurs interest at a rate of six month US dollar LIBOR plus 7%, compounded annually and paid semi-annually starting January 10, 2010.  Repayment of the loan is scheduled over six semi-annual payments commencing on January 10, 2011.  The principal of the loan may be reduced by any amounts owing to the Company by ENAMCO, including any amounts owing that may arise in connection with the determination of the net present value of 30% of the project as described in (a) above.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Nine month period ended September 30, 2009

5. Minority interest related amounts: (continued)

(c)

As of September 30, 2009 ENAMCO had advanced $34,995,000 (2008 - $9,835,000) to the Bisha project as part of its requirement to provide one third of owners’ financing contributions, recorded as advances by minority interest and has earned $1,351,683 in interest on those advances, which was capitalized to construction-in-progress.  These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations.  The interest and advances are not callable and are without fixed terms of repayment.

6. Share Capital:
(a) Authorized:
250,000,000 common shares without par value.
(b) Stock options:

The Company’s stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  The Company has been authorized by its shareholders to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The quarter ended September 30, 2009 included $414,595 in stock based compensation costs, of which $372,147 (2008 - $421,642) were included in general and administrative expenses, with the remaining $42,448 (2008 – $26,071) capitalized to property, plant and equipment

Stock-based compensation values recorded as follows:
	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2008	6,822,500		$2.21
Expired	(715,000)		4.76
Outstanding, June 30, 2009	6,107,500		$1.91
Granted	2,430,000		1.70
Exercised	(55,000)		1.29
Outstanding, September 30, 2009	8,482,500		$1.85

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years
Vested (exercisable)	2,380,000	$0.65 to $1.35	3.9 years
Vested (exercisable)	837,500	$1.72	1.1 years
Vested (exercisable)	1,880,000	$2.00 to $2.36	0.8 years
Vested (exercisable)	945,000	$3.07	2.1 years
Un-vested	10,000	$0.65	4.1 years
Un-vested	2,430,000	1.70	4.9 years
Total	8,482,500		3.3 years
The weighted average price of options exercisable at the end of the period was Cdn $1.92.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Nine month period ended September 30, 2009

6. Share Capital: (continued)
(c) Warrants:
As of September 30, 2009 there were warrants outstanding to purchase 5,000,000 common shares at Cdn $4.00 per share, all of which expired unexercised on October 31, 2009.
(d) Shares reserved for issuance (fully diluted):
Number of shares
Issued and outstanding at September 30, 2009	128,344,322
Reserved for options (note 6(d))	8,482,500
Reserved for warrants (note 6(c))	5,000,000
Shares reserved for issuance (fully diluted) at September 30, 2009	141,826,822

7. Discontinued operations:

During Q3 2007, the Company placed its Tabakoto mine in Mali onto care and maintenance and engaged an agent to seek a buyer for the Mali assets.  The results of the Company’s Mali operations were segregated, disclosed separately and have been reclassed for presentation purposes.

In March 2008, the Company entered into an agreement to sell its Mali assets for $20 million plus a 1% net smelter return royalty. The sale was completed in late May 2008.
A summary of discontinued operations is as follows:

Three months ended September 30			Nine months ended September 30
	2009	2008	2009	2008
Revenue	$-	$-	$-	$261,691
Operating costs (i)	-	-	-	(2,356,103)
Operating loss	-	-	-	(2,094,412)
Other income	-	-	-	273,553
Gain on sale of Mali operations	-	-	-	3,796,142
Income from discontinued operations for the period	$-	$-	$-	$1,975,283
(i) Operating costs include costs of sales and mining; exploration, general and administrative expenses.
Cash flow from discontinued operations:

Three months ended September 30			Nine months ended September 30
	2009	2008	2009	2008
Cash used for:
Income for the period	$-	$-	$-	$1,975,283
Non-cash items and changes to non-cash operating capital	-	-	-	(3,819,975)
Operations	-	-	-	(1,844,692)
Investments	-	-	-	19,776,589
Financing	-	-	-	(1,140,574)
Increase in cash from discontinued operations	$-	$-	$-	$16,791,323

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Nine month period ended September 30, 2009

8. Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.

9. Commitments:

As of September 30, 2009 the Company had purchase commitments for the Bisha project in the amount of approximately $24,000,000, all of which are due within the next fiscal year.  Of those orders placed, approximately $15,000,000 includes purchase obligations that are unavoidable.

The Company has an environmental bond in relation to the Bisha project in the amount of $2,000,000 at a cost of 1% per annum. No amounts have been drawn on this bond.

On July 21, 2009 the Company’s subsidiary, Bisha Mining Share Company (BMSC) arranged debt facilities totalling $235,000,000 for the Bisha project.  The debt package is a mix of senior and subordinated facilities from a lending group comprised of seven institutions from Europe and South Africa.

The amounts, interest rates and contractual maturity dates are outlined in the table below.  The weighted average effective interest rate for all of the facilities is LIBOR plus 5.7%, where LIBOR is the three month US dollar London Interbank Borrowing Rate. The interest rate margins noted below will be reduced upon completion of each of the gold and copper phases of the Bisha project. For undrawn amounts there is a 1% fee for the availability of the funds.

	Amount	Interest rate	Contractual maturity date
Senior facility #1	$45,000,000	LIBOR + 2.50%	May 2013
Senior facility #2	80,000,000	LIBOR + 4.51%	May 2013
Subordinated facilities	80,000,000	LIBOR + 8.75%	May 2015
Cost overrun facilities	30,000,000	LIBOR + 5.51%	May 2013
Total	$235,000,000

Utilization of the debt facilities is expected in mid-December 2009 after having satisfied certain conditions precedent. Interest during construction will be funded from the facilities.  Repayment of the facilities is planned to commence in Q4 2010 and while the contractual maturities of the facilities expire through 2015, there are provisions within the agreements to accelerate repayments from excess cash flows generated from the project.

The facilities are secured by all of the assets of the Bisha project as well as Nevsun’s interest in the shares of BMSC. Nevsun has also provided a guarantee to the extent of two thirds of all financial obligations of the facilities.

Also as a condition of the financing, BMSC is required to enter into hedge put contracts for 200,000 ounces of gold over a two year period at a strike price of $700 per ounce.

10. Subsequent event:
On October 30,2009 the Company raised Cdn $32,775,000 gross proceeds in a non-brokered private placement financing of 11,500,000 common shares at Cdn $2.85 per share.